UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☒   Form C/A: Amendment to Offering Statement
       ☒   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:
Irrigreen, Inc.

Legal status of Issuer:

     Form:
     Corporation

     Jurisdiction of Incorporation/Organization:
     Delaware

     Date of Organization:
     February 17, 2011

Physical Address of Issuer:
5250 W 73rd St, Suite I, Edina, MN 55439, United States

Website of Issuer:
https://www.irrigreen.com

Name of Intermediary through which the Offering will be Conducted:
OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:
0001751525

SEC File Number of Intermediary:
007-00167

CRD Number of Intermediary:
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:
Crowd Safe (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:
25,000

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):
$1,070,000

Deadline to reach the Target Offering Amount:
June 20, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:
7

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$ 972,977	$ 647,396
Cash and Cash Equivalents	$ 419,927	$ 403,295
Accounts Receivable	$ 130,512	$ 51,840
Short-term Debt	$105,468	$68,496
Long-term Debt	$738,500	$38,500
Revenues/Sales	$ 162,378	$77,790
Cost of Goods Sold	$ 115,266	$ 56,564
Taxes Paid	$0	$0
Net Income	$ (946,905)	$ (533,590)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Amended and Restated Form C/A

May 5, 2021

Irrigreen Inc.



Up to $1,070,000 of Crowd Safe (Simple Agreement for Future Equity)

Irrigreen Inc. ("**Irrigreen,**" the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd Safe (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by June 20, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150.00	$9.00	$141.00
Aggregate Target Offering Amount	$25,000	$1,500	$23,500
Aggregate Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.irrigreen.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/irrigreen

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

<center>**SUMMARY**</center>

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Irrigreen Inc. is a Delaware corporation incorporated on February 17, 2011. The Company was originally formed as "IrriGreen, LLC," a Delaware limited liability company. The Company was converted to a corporation with its current name on January 1, 2014.

The Company is located at 5250 W 73rd St, Suite I, Edina, MN 55439, United States.

The Company's website is https://www.irrigreen.com

The Company conducts business in All 50 U.S. states.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/irrigreen and is attached as <u>Exhibit B</u> to this Form C/A.

Summary of Edits to this First Form C/A

This Form C/A includes material changes to the Offering. Investors should thoroughly review this Form C/A in its entirety prior to making or reconfirming their investment in the Company and the updated Securities document being offered. The SAFE has been updated as more fully described in "THE OFFERING AND THE SECURITIES" Section below, which includes removing the appointment of the intermediary as agent to effect conversions on behalf of investors and adding a required period whereby Investors must respond and complete additional actions upon the occurrence of certain events and the failure to do so may result in undesirable consequences to the Investor and the investment in the Company. The Company has included additional information and clarified its active or pending patents. The Company has corrected a compilation error by including correct financial statements and updated the financial information contained in this Form C/A. Investors are encouraged to thoroughly read and review this amended Form C/A, dated as of May 5, 2021, including all Exhibits prior to making or re-confirming an investment in the Company.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000 *
Price Per Security	$1.00**
Minimum Individual Purchase Amount	$150.00+
Offering Deadline	June 20, 2021
Use of Proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on page 21.

<center>1</center>

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

**The Securities are sold in increments as stated above.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020/2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. The Company was affected by COVID--19 by preventing in home sales meetings in California. However, the Company is still seeing interest and sales. While the long-term affects of COVID-19 are unknown, the Company has implemented remote selling due to the restrictions and is upgrading its website and explainer videos as part of this new sales process. The Company is seeing a strong close rate through video conference.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 7,000,000, of which 3,371,419 shares of Common Stock 1,202,500 shares of Preferred issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Shane Dyer, our CEO and Gary Klinefelter, our CTO. The Company has or intends to enter into employment agreements with each of them, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Shane Dyer, Gary Klinefelter or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of

Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Irrigreen makes a digital internet connected sprinkler system that saves water used in landscape irrigation. Their system centers on an IP protected technology leap, using software techniques from inkjet printing, to vastly reduce the amount of water wasted.

Business Plan

The Company sells its products direct to consumer and to landscape professionals.

The Company's Products and/or Services

Product / Service	Description	Current Market
Irrigreen 2 digital sprinkler system	A revolutionary all-digital sprinkler system that saves water and simplifies landscape irrigation.	Landscape contractor professionals and direct to consumer.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Rainbird, Toro, Hunter, Orbit, and Rachio all make smart irrigation controllers but they connect to legacy mechanical heads which waste water.

Customer Base

We sell our product through the landscape contractor channel, and direct to consumer. Most of our installs are residential.

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Patents and Provisional Patent Applications

Family Application	Country	Title	Status	Application Number	Filing Date	Publication Number	Publication Date	Patent Number	Issue Date
K309.12-0005	US	MULTI-NOZZLE ROTARY SPRINKLER	Granted	13/744,588	1/18/13	US 2013/0126635 A1	5/23/13	10,232,395	3/19/19
K309.13-0002	EP	MULTI-NOZZLE ROTARY SPRINKLER	Granted	11738361.2	1/31/13	2595756	5/29/13	-	12-Jul-21
K309.13-0005	AU	MULTI-NOZZLE ROTARY SPRINKLER	Granted	2013200998	2/19/13	-	-	2013200998	9/10/15

K309.12-0004	US	ROTARY SPRINKLER AND WATERING METHOD	Granted	14/384,472	9/11/14	US 2015/0129673 A1	5/14/15	9,643,196	5/9/17
K309.13-0006	EP	METHOD OF CONTROLLING A ROTARY SPRINKLER	Granted	13716503.1	9/11/14	2834013	2/11/15	2834013	12/19/18
K309.13-0007	AU	METHOD OF CONTROLLING A ROTARY SPRINKLER	Granted	2013243915	9/4/14	-	-	2013243915	10/29/15
K309.0101US0	WO	IRRIGATION SYSTEM	Pending	PCT/US2016/042511	7/15/16	WO 2017/015118 A1	1/26/17	-	-

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4720697*	Spinkler and irrigation systems for residential and commercial uses, namely, sprinkler heads and valves, risers, underground pipes and wires, and handheld wireless controllers and programmers	IRRIGREEN	2013-03-21	2015-04-14	USA
4890013	Lawn irrigation systems and components, namely, electrical sprinkler controls	GENIUS	2014-01-09	2016-01-19	USA

*While the registered owner of this trademark is Irrigreen, LLC, upon conversion all assets of the limited liability company become the property of the Company, including the trademark application.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fee	6%	$1,500	6%	$64,200
R&D	40%	$10,000	46%	$492,200
Sales and Marketing	25%	$6,250	30%	$321,000
Inventory	10%	$2,500	10%	$107,000
Existing staff salaries and Rent	10%	$2,500	6%	$64,200
Internet Server and Services	9%	$2,250	2%	$21,400
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

R&D

The Company intends to invest in additional research and development of additional products including a longer throw head product.

Sales and Marketing

The Company intends to expand its sales and marketing efforts by paying for additional ad spend and hiring 1-2 additional salespersons, depending on the amount raised.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTORS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Shane Dyer	CEO, Director	Irrigreen - CEO, February 2018-Present. (See below for additional info)	Stanford University-Bachelor of Science, Computer Systems Engineering

Gary Klinefelter	CTO, Director	Irrigreen - CTO, July 2019 – Present. Irrigreen - CEO & Co-Founder - January 2010 – Present.	MIT Sloan School of Management - Executive Certificate, Strategy and Innovation University of Minnesota - BSEE, Microprocessors, Software - 1974-1979
Craig London	Director	eCullet – CEO: Jul 2009 – Present.	University of California, Berkeley (1967)
Shreyas Sadalgli	Director	BetterCloud – Chief Business Strategy Officer: Dec 2016 – Present. Various Companies – Investor and Adviser: 2016 – Present.	National Institute of Technology Karnataka – BE Computer Science (1999). Rutgers University – MS, Computer Science (2001).
Robert Ahlgren	Director	Retired except for select company board member.	Ithaca College – BS, Health Care Administration (1975)

Shane Dyer

Founder, CEO 2005 – 2015 of Arrayent (acquired by Prodea in 2017 $37MM) Arrayent leading IoT platform Company, based Silicon Valley, transforming how major consumer brands create new relationships their customers through connected devices. Our embedded and cloud software, the Arrayent Connect Platform, connects our customer's consumer products to their smartphone, enterprise and web apps. It has been adopted by world class product brands including: Chamberlain/Liftmaster Garage Doors, Whirlpool Corporation, Pentair, and Osram Sylvania.

Co-Founder, President & CTO Propellerhead Studios Jan 2002 Jan 2005

High tech product development firm specializing in bringing new technologies to the toy and game industry. Customers included Mattel, Wild Planet, and Hasbro. Products invented by Propellerhead and distributed through major toy companies included, Tek Tag, Tek Sticks, Agent Tracker, Treasure Hunter, and IM-Me- an internet txt messaging device.

Founder, CEO ActivePhoto 1999 – 2002 Silicon Valley

Pioneering IoT company connecting digital cameras to cellphone infrastructure to send photos and key photo data to a server based business photo workflow cloud. ActivePhoto developed both the camera embedded networking software and developed and operated the photo workflow, storage and media hosting platform. Customers included high photo workflow companies like Allstate Insurance, Kemper Insurance, Levy Latham auctions. Polaroid was a key investor, camera technology and sales partner.

Electrical Engineer, Software Engineer Cube-Microsystems 1998-1999

Research Engineer, Rockwell Science Center - created distributed sensor networks 1996-1998

B.S. Computer System Engineering, Stanford University

Gary Klinefelter

Prior to launching IrriGreen, Gary was Vice President of Technology at Fargo Electronics. He led R&D, product strategy, and engineering for corporate, industrial and government printer products. During his 18 years at Fargo, he authored more than 35 U.S. patents and guided the design, development and introduction of more than 20 high-tech printers.

Craig London

Former President and CEO of eCullet, Member Band of Angels, Executive Vice President for Strategy, Marketing and Solectron Business Services at Solectron Partner and Officer at Safeguard Scientifics VC investment in technology companies with an emphasis in Telecom, Optical and Data Storage.

Shreyas Sadalgli
Chief Business Strategy Officer, BetterCloud

Shreyas is responsible for accelerating the business through global revenue generating relationships, strategy for partnerships and platform and corporate development initiatives.

Shreyas brings 15 years of experience in growing businesses through strategic partner & customer development and product delivery through product & engineering leadership roles. Most recently, Shreyas was SVP Business Development at Centrify, a cloud identity security company where he helped scale Centrify to be an industry leader in two markets.

Prior to Centrify, Shreyas held business development roles at Blue Coat (acquired by Symantec). Shreyas started his career as a founding engineer and leader at Tacit Networks (acquired by Packeteer) and later held product management/marketing leadership roles at Packeteer. Shreyas holds a M.S. degree in Computer Science (Rutgers University) and a B.S. degree in Computer Science (NIT, Karnataka, India).

Robert Ahlgren
Former Group President Fisher Scientific, Chief Operating Officer Apogent Technologies, and held management positions at Baxter/ American Hospital Supply.

BS in Health Care Administration Ithaca College 1975.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 7,000,000 shares of common stock, par value 0.00001 per share (the "**Common Stock**") and 3,000,000 shares of preferred stock, par value 0.00001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 3,371,419 shares of Common Stock and 1,202,500 shares of Preferred Stock will be issued and outstanding. The Company also has outstanding warrants and convertible securities as described below.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	3,371,419
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	54.2%

Type	Preferred Stock
Amount Outstanding	1,202,500
Par Value Per Share	$0.00001
Voting Rights	1 Vote Per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Units which may dilute the Security. Holders of preferred stock have a liquidation preference with a 1x multiple.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	19.3%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Common Stock Warrants
Amount Outstanding	163,210
Voting Rights	None until exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise, the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.6%

Type	Series Seed Preferred Stock Warrants
Amount Outstanding	35,625
Voting Rights	1 Vote Per share upon exercise
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise, the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.6%

Type	Convertible Notes
Face Value	$687,000
Voting Rights	1 Vote Per share upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF & material terms.	The Convertible Notes were issued in October and November of 2020, have an interest rate of 4%, a maturity date of two years, a valuation cap of $15 million, a discount of 20%, and a conversion trigger of $1 million. If the convertible notes convert to equity, such conversion will dilute the Securities. Please note that interest has not been included in any calculations of percentages herein and such calculations are based on the current number of outstanding shares of Common Stock (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.4%

Type	Shares Reserved for the 2020 Equity Incentive Plan
Number Reserved / Number Outstanding	1,171,195 / 0
Voting Rights	None until exercise
Anti-Dilution Rights	None
Material Terms	The Company may issue restricted stock units or stock options to employees pursuant to its 2020 Equity Incentive Plan
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company increases its option pool, such increase would dilute the Securities. For purposes of calculating the percentage, it is assumed that all reserved shares will be issued.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	18.8%

Outstanding Debt

The Company has the following debt outstanding:

Creditor	Minnesota Department of Employment and Economic Development
Amount Outstanding	$38,500
Interest Rate and Amortization Schedule	0%
Other Material Terms	If there is a substantial change in ownership the note will accelerate and become due and payable and commence accruing interest at 20%.
Maturity Date	February 18, 2023

Creditor	Small Business Administration
Amount Outstanding	$13,000
Interest Rate and Amortization Schedule	3.75%
Description of Collateral	None
Other Material Terms	Please see "NOTE 7 - LOANS" in the financials included as Exhibit B for additional information.
Maturity Date	July 7, 2050

Ownership

No person beneficially owns of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was incorporated on February 17, 2011 under the laws of the State of Delaware and is headquartered at 5250 W 73rd St, Suite I, Edina, MN 55439, United States. Irrigreen makes a digital internet connected sprinkler system that saves water used in landscape irrigation. Their system centers on an IP protected technology leap, using software techniques from inkjet printing, to vastly reduce the amount of water wasted.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of April 30, 2021 the Company had an aggregate of $166,200 in cash and cash equivalents, leaving the Company with approximately 3 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

Other than any capital expenditures listed under "USE OF PROCEEDS" above, the Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	$25,000	1 Convertible Note	Working Capital	11-12-2020	Section 4(a)(2)
Convertible Note	$50,000	1 Convertible Note	Working Capital	10-22-2020	Section 4(a)(2)
Convertible Note	$50,000	1 Convertible Note	Working Capital	10-22-2020	Section 4(a)(2)
Convertible Note	$15,000	1 Convertible Note	Working Capital	10-20-2020	Section 4(a)(2)
Convertible Note	$50,000	1 Convertible Note	Working Capital	10-16-2020	Section 4(a)(2)
Convertible Note	$50,000	1 Convertible Note	Working Capital	10-14-2020	Section 4(a)(2)
Convertible Note	$25,000	1 Convertible Note	Working Capital	10-14-2020	Section 4(a)(2)
Convertible Note	$15,000	1 Convertible Note	Working Capital	10-13-2020	Section 4(a)(2)
Convertible Note	$15,000	1 Convertible Note	Working Capital	10-09-2020	Section 4(a)(2)
Convertible Note	$40,000	1 Convertible Note	Working Capital	10-09-2020	Section 4(a)(2)
Convertible Note	$25,000	1 Convertible Note	Working Capital	10-08-2020	Section 4(a)(2)
Convertible Note	$15,000	1 Convertible Note	Working Capital	10-08-2020	Section 4(a)(2)
Convertible Note	$25,000	1 Convertible Note	Working Capital	10-08-2020	Section 4(a)(2)
Convertible Note	$127,000	1 Convertible Note	Working Capital	10-07-2020	Section 4(a)(2)
Convertible Note	$75,000	1 Convertible Note	Working Capital	10-06-2020	Section 4(a)(2)
Convertible Note	$20,000	1 Convertible Note	Working Capital	10-06-2020	Section 4(a)(2)
Convertible Note	$50,000	1 Convertible Note	Working Capital	10-06-2020	Section 4(a)(2)
Convertible Note	$15,000	1 Convertible Note	Working Capital	10-03-2020	Section 4(a)(2)
Preferred Stock Warrants	$0	12,000	N/A	04-07-2020	Section 4(a)(2)
Preferred Stock	$350,000	218,750	Working Capital	02-24-2020	Section 4(a)(2)

Preferred Stock	$23,000	14,375	Working Capital	01-19-2020	Section 4(a)(2)
Preferred Stock	$50,000	31,250	Working Capital	01-19-2020	Section 4(a)(2)
Preferred Stock	$25,000	15,625	Working Capital	01-19-2020	Section 4(a)(2)
Preferred Stock	$20,000	12,500	Working Capital	01-16-2020	Section 4(a)(2)
Preferred Stock	$15,000	9,375	Working Capital	01-16-2020	Section 4(a)(2)
Preferred Stock	$25,000	15,625	Working Capital	12-12-2019	Section 4(a)(2)
Preferred Stock	$20,000	12,500	Working Capital	12-12-2019	Section 4(a)(2)
Preferred Stock	$50,000	31,250	Working Capital	12-12-2019	Section 4(a)(2)
Preferred Stock	$25,000	15,625	Working Capital	12-12-2019	Section 4(a)(2)
Preferred Stock	$25,000	15,625	Working Capital	12-12-2019	Section 4(a)(2)
Preferred Stock	$20,000	12,500	Working Capital	12-12-2019	Section 4(a)(2)
Preferred Stock	$10,000	6,250	Working Capital	12-12-2019	Section 4(a)(2)
Common Stock Warrants	$0	6,897	N/A	09-25-2019	Section 4(a)(2)
Common Stock Warrants	$0	6,000	N/A	07-31-2019	Section 4(a)(2)
Preferred Stock	$50,000	31,250	Working Capital	07-12-2019	Section 4(a)(2)
Preferred Stock	$91,000	56,875	Working Capital	06-28-2019	Section 4(a)(2)
Preferred Stock	$25,000	15,625	Working Capital	06-28-2019	Section 4(a)(2)
Preferred Stock	$35,000	21,875	Working Capital	06-18-2019	Section 4(a)(2)
Preferred Stock	$90,000	56,250	Working Capital	06-10-2019	Section 4(a)(2)
Preferred Stock	$15,000	9,375	Working Capital	06-05-2019	Section 4(a)(2)
Preferred Stock	$20,000	12,500	Working Capital	06-05-2019	Section 4(a)(2)
Preferred Stock	$25,000	15,625	Working Capital	06-05-2019	Section 4(a)(2)
Preferred Stock	$15,000	9,375	Working Capital	06-05-2019	Section 4(a)(2)
Preferred Stock	$15,000	9,375	Working Capital	06-05-2019	Section 4(a)(2)
Preferred Stock	$25,000	15,625	Working Capital	06-05-2019	Section 4(a)(2)
Preferred Stock	$20,000	12,500	Working	06-05-2019	Section

				Capital		4(a)(2)
Preferred Stock	$20,000	12,500	Working Capital	06-05-2019	Section 4(a)(2)	
Preferred Stock	$10,000	6,250	Working Capital	05-28-2019	Section 4(a)(2)	
Preferred Stock	$75,000	46,875	Working Capital	05-28-2019	Section 4(a)(2)	
Preferred Stock	$25,000	15,625	Working Capital	05-17-2019	Section 4(a)(2)	
Preferred Stock	$25,000	15,625	Working Capital	05-17-2019	Section 4(a)(2)	
Preferred Stock	$25,000	15,625	Working Capital	05-17-2019	Section 4(a)(2)	
Preferred Stock	$25,000	15,625	Working Capital	05-10-2019	Section 4(a)(2)	
Common Stock Warrants	$0	15,625	N/A	05-03-2019	Section 4(a)(2)	
Preferred Stock	$15,000	9,375	Working Capital	04-17-2019	Section 4(a)(2)	
Preferred Stock	$15,000	9,375	Working Capital	04-17-2019	Section 4(a)(2)	
Preferred Stock	$70,000	43,750	Working Capital	04-17-2019	Section 4(a)(2)	
Common Stock	$0	625	N/A	02-28-2019	Section 4(a)(2)	
Common Stock	$0	625	N/A	02-28-2019	Section 4(a)(2)	
Common Stock	$0	625	N/A	02-28-2019	Section 4(a)(2)	
Common Stock	$0	1,250	N/A	02-28-2019	Section 4(a)(2)	
Common Stock	$0	625	N/A	02-28-2019	Section 4(a)(2)	
Common Stock	$0	625	N/A	02-28-2019	Section 4(a)(2)	
Common Stock	$0	625	N/A	02-28-2019	Section 4(a)(2)	
Preferred Stock	$5,000	3,125	Working Capital	02-28-2019	Section 4(a)(2)	
Preferred Stock	$0	3,125	N/A	02-28-2019	Section 4(a)(2)	
Preferred Stock	$10,000	6,250	Working Capital	02-28-2019	Section 4(a)(2)	
Preferred Stock	$0	6,250	N/A	02-28-2019	Section 4(a)(2)	
Preferred Stock	$5,000	3,125	Working Capital	02-28-2019	Section 4(a)(2)	
Preferred Stock	$0	3,125	N/A	02-28-2019	Section 4(a)(2)	
Preferred Stock	$5,000	3,125	Working Capital	02-28-2019	Section 4(a)(2)	
Preferred Stock	$0	3,125	N/A	02-28-2019	Section

					4(a)(2)
Preferred Stock	$5,000	3,125	Working Capital	02-28-2019	Section 4(a)(2)
Preferred Stock	$0	3,125	N/A	02-28-2019	Section 4(a)(2)
Preferred Stock	$5,000	3,125	Working Capital	02-28-2019	Section 4(a)(2)
Preferred Stock	$5,000	3,125	Working Capital	02-28-2019	Section 4(a)(2)
Common Stock Warrants	$0	9,375	N/A	08-20-2018	Section 4(a)(2)
Preferred Stock	$25,000	15,625	Working Capital	08-20-2018	Section 4(a)(2)
Preferred Stock	$25,000	15,625	Working Capital	08-20-2018	Section 4(a)(2)
Preferred Stock	$50,000	31,250	Working Capital	08-20-2018	Section 4(a)(2)
Preferred Stock Warrants	$0	23,625	N/A	07-02-2018	Section 4(a)(2)
Common Stock Warrants	$0	1,250	N/A	06-11-2018	Section 4(a)(2)
Preferred Stock	$20,000	12,500	Working Capital	06-11-2018	Section 4(a)(2)
Common Stock Warrants	$0	2,500	N/A	03-05-2018	Section 4(a)(2)
Common Stock Warrants	$0	4,063	N/A	03-05-2018	Section 4(a)(2)
Common Stock Warrants	$0	4,062	N/A	03-05-2018	Section 4(a)(2)
Preferred Stock	$40,000	25,000	Working Capital	03-05-2018	Section 4(a)(2)
Preferred Stock	$65,000	40,625	Working Capital	03-05-2018	Section 4(a)(2)
Preferred Stock	$65,000	40,625	Working Capital	03-05-2018	Section 4(a)(2)
Common Stock Warrants	$0	4,688	N/A	02-26-2018	Section 4(a)(2)
Common Stock Warrants	$0	3,125	N/A	02-26-2018	Section 4(a)(2)
Common Stock Warrants	$0	3,125	N/A	02-26-2018	Section 4(a)(2)
Preferred Stock	$75,000	46,875	Working Capital	02-26-2018	Section 4(a)(2)
Preferred Stock	$50,000	31,250	Working Capital	02-26-2018	Section 4(a)(2)
Preferred Stock	$50,000	31,250	Working Capital	02-26-2018	Section 4(a)(2)
Common Stock	$0	92,833	N/A	01-15-2018	Section 4(a)(2)
Common Stock	$0	8,333	N/A	01-15-2018	Section 4(a)(2)
Common Stock	$0	58,500	N/A	01-15-2018	Section

					4(a)(2)
Common Stock	$0	61,444	N/A	01-15-2018	Section 4(a)(2)
Common Stock	$0	78,333	N/A	01-15-2018	Section 4(a)(2)
Common Stock	$0	3,334	N/A	01-15-2018	Section 4(a)(2)
Common Stock	$0	8,265	N/A	01-15-2018	Section 4(a)(2)
Common Stock	$0	3,125	N/A	01-15-2018	Section 4(a)(2)
Common Stock	$0	4,444	N/A	01-15-2018	Section 4(a)(2)
Common Stock	$0	1,388	N/A	01-15-2018	Section 4(a)(2)
Common Stock	$0	18,333	N/A	01-15-2018	Section 4(a)(2)
Common Stock	$0	8,333	N/A	01-15-2018	Section 4(a)(2)
Common Stock	$0	36,667	N/A	01-15-2018	Section 4(a)(2)
Common Stock	$0	40,000	N/A	01-01-2018	Section 4(a)(2)
Common Stock	$0	40,000	N/A	01-01-2018	Section 4(a)(2)
Common Stock	$0	40,000	N/A	01-01-2018	Section 4(a)(2)
Common Stock	$0	40,000	N/A	01-01-2018	Section 4(a)(2)
Common Stock	$0	17,500	N/A	01-01-2018	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of the Target Offering Amount and up to a maximum amount of the Maximum Offering Amount of the Securities on a best efforts basis as described in this Form C/A. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150.00 which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened by the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Concurrent Offering

The Company intends to continue raising approximately an additional $300,000 concurrently with the Offering under a separate exemption from investors with whom the Company has a substantive pre-existing relationship. The Company expects to offer such investors a convertible note with a $15 million valuation cap, 4% interest and a 20% discount rate. Investors should only participate in this Offering on the understanding that the Company may raise additional capital but that the Company has not guaranteed that it will be able to successfully raise additional capital.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $16,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a)

$16,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its, selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or managers if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or managers if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Shane Dyer
_____
(Signature)

Shane Dyer
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Shane Dyer
_____
(Signature)

Shane Dyer
_____
(Name)

Director
_____
(Title)

May 5, 2021
_____
(Date)

/s/Gary Klinefelter
_____
(Signature)

Gary Klinefelter
_____
(Name)

Director
_____
(Title)

May 5, 2021
_____
(Date)

/s/Craig London

(Signature)

Craig London

(Name)

Director

(Title)

May 5, 2021

(Date)

/s/Shreyas Sadalgli

(Signature)

Shreyas Sadalgli

(Name)

Director

(Title)

May 5, 2021

(Date)

/s/Robert Ahlgren

(Signature)

Robert Ahlgren

(Name)

Director

(Title)

May 5, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

INDEPENDENT ACCOUNTANTS' REVIEW REPORT



FRUCI & ASSOCIATES

A Professional Service Corporation
Since 1938

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To management of Irrigreen, Inc.
Edina, Minnesota

We have reviewed the accompanying financial statements of Irrigreen, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Notes 1 to the financial statements, the Company relied on contributions from owners and loans to fund its operations, has suffered recurring losses from operations from inception, and is likely to incur additional losses prior to attaining positive working capital, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1 The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci and Associates

Spokane, Washington
March 1, 2021

IRRIGREEN, INC.

Unaudited Financial Statements for the

Years Ending December 31, 2020 and 2019

IRRIGREEN, INC.
BALANCE SHEETS
As of December 31, 2020 and 2019
(Unaudited)

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	419,927	$	403,295
Accounts receivable, net		130,512		51,840
Prepaid expenses		9,412		1,000
Inventory, net		199,454		99,814
Prepaid inventory		71,568		0
Total Current Assets		830,873		555,949
Fixed assets, net		61,578		11,118
Intangible assets, net		80,526		80,329
Total Assets	$	972,977	$	647,396
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	16,228	$	9,412
Accrued expenses		11,037		16,794
Accrued interest		6,092		0
Advances from related parties		0		6,000
Warranty liability		20,000		0
Deferred revenue		104,859		65,724
Total Current Liabilities		158,216		97,930
Long Term Liabilities				
Loans		51,500		38,500
Convertible notes		687,000		0
Total Liabilities		896,716		136,430
STOCKHOLDERS' EQUITY				
Preferred stock, $0.00001 par value, 3,000,000 shares authorized 1,202,500 and 900,625 shares issued and outstanding as of December 31, 2020 and 2019, respectively		12		9
Common stock, $0.00001 par value, 7,000,000 shares authorized 3,371,419 shares issued and outstanding as of December 31, 2020 and 2019		34		34
Additional paid-in capital		3,461,806		2,968,809
Additional paid-in capital – warrants		42,018		22,818
Accumulated deficit		(3,427,609)		(2,480,704)
Total Stockholders' Equity		76,261		510,966
Total Liabilities and Stockholders' Equity	$	972,977	$	647,396

IRRIGREEN, INC.
STATEMENTS OF OPERATIONS
For Years Ending December 31, 2020 and 2019
(Unaudited)

	2020	2019
Revenues	$ 162,378	$ 77,790
Cost of goods sold	115,266	56,564
Gross profit	47,112	25,793
Operating expenses		
General and administrative	572,248	318,540
Sales and marketing	363,847	160,959
Research and development	52,448	49,326
Bad debt expense	28,374	0
Depreciation and amortization	24,053	25,991
Total operating expenses	1,040,970	554,816
Net Operating Loss	(993,858)	(533,590)
Grant income	53,045	0
Interest expense	(6,092)	0
Net Loss	$ (946,905)	$ (533,590)

IRRIGREEN, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Additional Paid-In Capital - Warrants	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value	Shares	Par Value				
Balance as of January 1, 2019	3,385,169	$ 34	290,625	$ 3	$ 2,032,815	$ 0	$ (1,947,114)	$ 85,738
Issuance of common stock	5,000	0	0	0	0	0	0	0
Conversion of common stock to preferred stock	(18,750)	0	18,750	0	0	0	0	0
Issuance of preferred stock	0	0	591,250	6	935,994	0	0	936,000
Issuance of warrants	0	0	0	0	0	22,818	0	22,818
Net Loss	0	0	0	0	0	0	(533,590)	(533,590)
Balance as of December 31, 2019	3,371,419	34	900,625	9	2,968,809	22,818	(2,480,704)	510,966
Issuance of preferred stock	0	0	301,875	3	492,997	0	0	493,000
Issuance of warrants	0	0	0	0	0	19,200	0	19,200
Net Loss	0	0	0	0	0	0	(946,905)	(946,905)
Balance as of December 31, 2020	3,371,419	$ 34	1,202,500	$ 12	$ 3,461,806	$ 42,018	$ (3,427,609)	$ 76,261

IRRIGREEN, INC.
STATEMENTS OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
(Unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net Loss	$ (946,905)	$ (33,590)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation and amortization	24,053	25,991
Bad debt expense	28,374	0
Warranty expense	20,000	0
Gain from forgiveness of PPP loan	(53,045)	0
Interest accrued on convertible notes	6,092	0
Warrants issued	19,200	22,818
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(107,046)	(86,680)
(Increase) Decrease in prepaid expenses	(8,412)	(1,000)
(Increase) Decrease in inventory	(99,640)	10,191
(Increase) Decrease in prepaid inventory	(71,568)	0
Increase (Decrease) in accounts payable	6,816	(33,639)
Increase (Decrease) in accrued expenses	(5,757)	15,447
Increase (Decrease) in deferred revenue	39,135	50,434
Net cash used in operating activities	(1,148,703)	(530,028)
Cash Flows from Investing Activities		
Purchase of equipment	(44,790)	0
Purchase of software	(20,000)	0
Payments for patents	(9,920)	(8,247)
Net cash used in investing activities	(74,710)	(8,247)
Cash Flows from Financing Activities		
Repayments of advances from related parties	(6,000)	0
Issuance of loans	66,045	0
Issuance of convertible notes	687,000	0
Issuance of preferred stock	493,000	936,000
Net cash provided by financing activities	1,240,045	936,000
Net change in cash and cash equivalents	16,632	397,725
Cash and cash equivalents at beginning of period	403,295	5,570
Cash and cash equivalents at end of period	$ 419,927	$ 403,295

IRRIGREEN, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

IrriGreen, Inc. (which may be referred to as the "Company", "we," "us," or "our") manufactures and sells all-digital sprinkler systems that are more efficient than conventional systems. The Company was incorporated in Delaware on February 17, 2011. The Company's headquarters are in Edina, Minnesota. The company began operations in 2011.

Since Inception, the Company has relied on the issuance of loans (see Note 7), the issuance of convertible notes (see Note 8), and the issuance of preferred stock (see Note 10) to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 14). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 15) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include warranty liability, allowance for uncollectible accounts, valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $422,646 and $407,862 in cash and cash equivalents, respectively.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined on an average cost basis.

Intangible Assets

Intangible assets with a finite life consist of patents and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is 15 years for patents.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is 7 years for equipment, and 3 years for software.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020 and 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is an income tax provision including net operating loss carryforwards for year ending December 31, 2020 (see Note 9). The Company incurred a taxable loss for the year ending December 31, 2020. There is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Product Warranty

Certain of the Company's products are sold with a warranty that provides for repairs or replacement of any defective parts for a period of generally 3 years after the sale. At the time of the sale, we accrue an estimate of the cost of providing the warranty based on prior experience with such factors as return rates and repair costs. The warranty accrual is based on expected future identifiable warranty expenses and is included in warranty liability in the accompanying balance sheets. Warranty expenses are included in general and administrative costs in the accompanying consolidated statements of operations. Changes in estimates to previously established warranty accruals result from current period updates to assumptions regarding repair costs and warranty return rates and are included in the current period warranty expense. The warranty costs for years ending December 31, 2020 and 2019 were $75,651 and $47,018, respectively.

Revenue Recognition

Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company recognizes revenue from sales of its irrigation system, sales of individual components of its irrigation systems, and subscriptions to online monitoring services. Revenues for installation of purchased irrigation systems are recognized upon the Company completing the installation of the system, which is the sole performance obligation. The Company recognizes revenue on sales of component parts upon delivery to the customer, which is the sole performance obligation. The Company recognizes revenue from online monitoring services on a monthly basis over the subscription period, which is generally 12 months. Payments received for subscription periods subsequent to year end are recorded as deferred revenue at December 31, 2020 and 2019, and will be recognized over the remaining subscription period. The Company's payments are generally collected upfront or on a net 30 term. For years ending December 31, 2020 and 2019 the Company recognized $171,368 and $77,790, respectively.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the Company had $130,512 and $51,840 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The allowance for doubtful accounts was $28,374 and $0 as of December 31, 2020 and 2019, respectively.

Advertising

The Company expenses advertising costs as they are incurred. The advertising expense was $363,847 and $160,959 for years ending December 31, 2020 and 2019, respectively.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period. Forfeitures are recognized as the occur. Stock-based compensation is recognized in general and administrative expense. The Company recognized $19,200 and $22,818 in stock-based compensation for years ending December 31, 2020 and 2019, respectively.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORY

Inventory consisted of the following as of December 31:

	2020	2019
Inventory, net	$ 199,454	$ 99,814

The Company had prepaid inventory of $71,568 as of December 31, 2020.

The following summarizes the inventory activity as of December 31:

	2020	2019
Beginning inventory balance, net	$ 99,814	$ 110,005
Cost of inventory sold	(115,266)	(56,564)
Production costs	214,906	46,373
Ending inventory balance, net	$ 199,454	$ 99,814

NOTE 4 – FIXED ASSETS

Fixed assets consist of equipment and software. As of December 31, 2020 and 2019 the Company had $61,578 and $11,118 in net fixed assets, respectively. The following table shows the detail of the fixed assets. The depreciation expense for years ending December 31, 2020 and 2019 was $14,330 and $19,141, respectively.

Fixed Assets	2020	2019
Equipment	$ 178,780	$ 133,990
Software	20,000	0
	198,780	133,990
Less accumulated depreciation	(137,202)	(122,872)
Fixed Assets, net	$ 61,578	$ 11,118

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist of patents. As of December 31, 2020 and 2019 the Company had $80,526 and $80,329 in net intangible assets, respectively. The following table shows the detail of the intangible assets. The amortization expense for years ending December 31, 2020 and 2019 was $9,723 and $6,850, respectively.

Intangible Assets	2020	2019
Patents	$ 115,802	$ 105,882
Less accumulated amortization	(35,276)	(25,553)
Intangible Assets, net	$ 80,526	$ 80,329

NOTE 6 – RELATED PARTY

From time to time the Company takes advances from shareholders. As of December 31, 2020 and 2019, the balance of the advances from related parties was $0 and $6,000, respectively. These advances have no interest rate or specified maturity date.

NOTE 7 – LOANS

In February 2016, the Company entered into a promissory note for $38,500 with an interest rate of 0% and a maturity date of February 18, 2023. The principal is due in a lump sum on the maturity date.

In 2020, the Company received loan proceeds in the amount of $53,045 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. As of December 31, 2020, the PPP loan was forgiven.

In July 2020, the Company entered into a loan with the Small Business Administration ("SBA") for a total of $13,000 with an interest rate of 3.75% and a maturity date of July 7, 2050. Payments are deferred for 12 months.

The following table shows the future principal repayments of the loans:

Year Ended December 31,		
2021	$	0
2022		0
2023		38,743
2024		293
2025		306
Thereafter		12,158
Total	$	51,500

NOTE 8 – CONVERTIBLE NOTES

In 2020, the Company issued $687,000 of 4% unsecured convertible notes (the "Notes") due between October and November 2022. The Notes are unsecured.

The Notes are automatically convertible into common or preferred stock on the completion of an equity financing of $1,000,000 or more ("Qualified Financing"). The Notes convert depending on the equity securities offered in the Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $15,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of convertible and exercisable securities excluding the Notes, and any shares reserved for issuance under a share-based compensation plan.

The Notes are automatically convertible into preferred stock in the event that the Company enters into a corporate transaction agreement or there is no Qualified Financing at the maturity date. The conversion price is $15,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the conversion assuming full conversion or exercise of convertible and exercisable securities excluding the Notes, and any shares reserved for issuance under a share-based compensation plan

NOTE 9 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2020 and 2019 totaled $3,252,289 and $2,391,339, respectively. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 10 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock

As of December 31, 2020, the Company had authorized 7,000,000 shares of common stock, par value $0.00001. As of December 31, 2020 and 2019, the Company had 3,371,419 shares of common stock issued and outstanding. The shares of common stock have a redemption right, where the holder in the six month period subsequent to the five year anniversary of the issuance can redeem all of the shares for cash. In the event the shareholder redeems their shares for cash the Company will cancel the shares and issue an unsecured promissory note for the greater of the purchase price or the appraised fair market value of the shares with a 6% interest rate that is payable in 24 monthly amortized installments.

Shares totaling 500,000 that were issued remain unvested. The shares vest only in the event of a change of control. At the time those shares are vested, the Company will recognize an expense of $400,000 for the vested shares.

Preferred Stock

As of December 31, 2020, the Company had authorized 3,000,000 shares of preferred stock, par value $0.00001. Payments in the events of liquidation, winding up, or dissolution will go first to preferred shareholders, then to common stockholders. Dividends will be declared pro rata on a pari passu basis according to the shares of common stock that the preferred stock may convert into, which is currently a 1:1 conversion, and is subject to adjustments. Holders of preferred stock are entitled to one vote per share of common stock that their preferred stock may convert into. As of December 31, 2020 and 2019, the Company had 1,202,500 and 900,625 shares of preferred stock issued and outstanding. For years ending December 31, 2020 and 2019, the Company received $493,000 and $936,000 for preferred stock, respectively.

Warrants

As of December 31, 2020 and 2019, the Company had issued warrants to purchase 163,210 shares of common stock for a purchase price of $1.60 per share. As of December 31, 2020 and 2019, the Company had issued warrants to purchase 35,625 and 23,625 shares of preferred stock for a purchase price of $1.60 per share. For years ended December 31, 2020 and 2019, the fair value of the warrants that had vested that was expensed was $19,200 and $22,818, respectively.

	Warrants for Common Stock Weighted Average			Warrants for Preferred Stock Weighted Average		
	Shares	Exercise Price	Remaining Life (years)	Shares	Exercise Price	Remaining Life (years)
Outstanding January 1, 2019	134,688	0.8	7.7	23,625	1.6	9.5
Granted	28,522	0.8	9.5	0	0	0
Expired	0	0	0	0	0	0
Exercised	0	0	0	0	0	0
Outstanding December 31, 2019	163,210	0.8	7.1	23,625	1.6	8.5
Granted	0	0	0	12,000	1.6	9.3
Expired	0	0	0	0	0	0
Exercised	0	0	0	0	0	0
Outstanding December 31, 2020	163,210	0.8	6.1	35,625	1.6	8.1

NOTE 11 – SHARE-BASED COMPENSATION

The Company does not have a share-based compensation plan as of December 31, 2020.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 13 – LEASES

The Company entered into a lease in February 2018 for office and manufacturing space. The lease was amended in December 2020 to extend the lease term through January 31, 2024. The following table shows future minimum payments of the lease.

Year Ended December 31,		
2021	$	20,586
2022		21,101
2023		21,628
2024		1,806
Total	$	65,121

NOTE 14 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2011 and has an accumulated deficit. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 15 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through March 1, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.





Company Name	Irrigreen

Logo	

Headline	Revolutionary smart sprinkler system that saves water

---

Hero Image	

Tags	Eco, B2C, B2B, Home

Pitch text	

Summary

- Raised $4.9 million from Silicon Valley's top angel groups
- IP protected technology with 6 patents granted and 1 patent pending
- Revolutionary Digital Sprinkler saves approx. 50% of outdoor water use
- 300+ installations since product launch
- Founders have deep expertise, 40+ patents, $325M in prior startup exits

- Positioned for a $6B+ market opportunity

Problem

Water is an expensive resource. Waste hurts our planet and our purses.



57% of our city water is used on the landscapes we love. However...

"Most home lawn sprinkler systems have a 30–40% efficient rating" - CMG Colorado State

Waste you can see: water running down the sidewalks

...but most of the waste is invisible, because of sprinkler overlap!



Today's mechanical sprinklers must overlap to work, but the center section gets 195% of needed water.

Solution

Irrigreen smart sprinkler system saves ~50% more water

Irrigreen's revolutionary **Digital Sprinkler Head** distributes water according to the exact shape of your landscaping. Our software controlled digital heads *print* water instead of spraying, which eliminates overlap waste. And you can control it from using our app!

Our Smart Sprinkler System saves water and simplifies irrigation. **In cities with high water cost, property owners can save approximately $600–$1200 per year on their water bill.**

Irrigreen combines weather data with your landscaping needs, making the entire experience from installation to everyday use simple, efficient and smart.



Video: See How Irrigreen Saves Water

Product

Our Smart Sprinkler technology simplifies complicated irrigation

Irrigreen's Smart Sprinkler System cuts down on installation time and uses fewer materials. Our product has:

- **80% less sprinkler heads**

- **80% less pipes & trenching**

This means it takes only 1/3 the typical amount labor to install.



See it for yourself now: Go to our website and get an Irrigreen free quote in 24 hrs!



Video: See How Irrigreen Simplifies Irrigation

Traction

300+ installs, 2.2x revenue growth, independently proven savings

Irrigreen sprinkler technology has been independently proven to save 40% more water (in 5 months) than traditional sprinkler systems.

Additionally, our *internet weather sensing* technology can help save approximately 20% more water.

Proven Sales Process



irrigreen
Direct Speeds
Contractor Adoption
Direct Advertising
$8 / lead
Google
AdWords
Google Earth
Innovative Remote Quote
2 wk cycle
$550 CAC
$1650 profit / homeowner

irrigreen
IP Protected: Software computed uniform water distribution
4 years of R&D
6 patents issued
SW + HW integration
2/9
FIG. 2

Customers

Irrigreen helps property owners and contractors

Property owners love our digital systems, as we **help them save up to $1200 per year**. Our product has also been proven to save materials, time and money **for contractors, upping their profit margins to ~51%.**

Property Owners Love Irrigreen

Conventional

Wasteful, sprays sidewalk



40 mechanical heads

irrigreen

Save $600 -$1200 on water bill



Only 5 digital heads

For a 7-zone system, <u>the cost is the same</u>

Contractors Love Irrigreen

Conventional   irrigreen

 vs

1500 ft of trench & pipe   250 ft of trench & pipe

44 hours for install   vs   16 hours for install

 

24% Profit   51% Profit


DAVID C.
Homeowner
MT, Pleasanton, SC
“No more water spraying on my sidewalk, deck or house and I'm not having to constantly replace or adjust tons of sprinkler heads. My water bill dropped a lot, and I love controlling my system with the mobile app."


JAMES “LEO" LEONARD
Landscape Contractor
Denver, CO
“Irrigreen's digital sprinkler system not only saves my clients water, but it is also simpler to install. There are far fewer parts to leak or break and it installs in about a third of the time of a conventional system. Way less trenching and my crew is in and out fast so I have happy customers and my business is more efficient because I get more installs done per crew."

Business Model

Contractor channel (B2B) and direct to consumer model

Irrigreen launched in the U.S. market with a contractor channel (B2B), and our growth has been accelerated by direct to consumer sales on the Irrigreen website.

Homeowners can request a free quote on Irrigreen's website and also receive an estimate of their water rates and water savings.


1.2K
Contractors & Property Owners
Saves water, time, materials & money
61%
Contractors can order & work directly with Irrigreen
Property Owners in the US can order online
Focus on high water cost cities as initial market entry

61% system profit margins

Our contractor channel is highly incentivized to install Irrigreen because they make more money by having to dig less for installations. A conventional 4-zone system takes two workers three days to install. The same crew could install Irrigreen's digital system in just one day.

Market

U.S. landscape irrigation is a multi-billion market opportunity

We launched in the residential & commercial landscaping market in the U.S. and our current total addressable market is **$6B - IGIN (targeting 80 million lawns)**

We are **building larger digital sprinkler heads for sports fields, large parks, and commercial projects,** in order to expand Irrigreen's market reach.



Competition

Irrigreen outperforms: unmatched in water savings

Irrigreen is a category creator in Digital Sprinkler systems. Other companies make internet connected controllers, but those controllers just control existing wasteful mechanical sprinkler heads. Irrigreen has a fully digital head that "prints" water instead of spraying, giving our customers a major water savings advantage.


Our Performance. Outperforming Existing
IRRIGREEN
Digital heads
Mechanical heads
IrriGreen
Hunter
Toro
Rain Bird
Rachio
0%
18%
35%
53%
70%
88%
Total Potential Water Savings

Vision

Revolutionizing landscape irrigation with smart sprinkler systems

Our two-year goal is to enter 20 high water cost cities, a $750M+ opportunity.

With your support, we'll grow our product line to include a larger sprinkler head, allowing us to **expand into large commercial landscaping,** including **sports fields, golf courses** and **parks.** Smart water saving technology is critical in maintaining the health of our yards, our communities, and our planet.

Investors

Raised $4.9 million from premiere Silicon Valley investor groups

Our investors include the Band of Angels, Sandhill Angels, Berkeley Angels, Harvard Business School Angels, North Bay Angels, Sierra Angels, Tamiami Angels, Fin Capital and Herle Ventures.

We are backed by a passionate community of investors and advisors who are committed to sustainable water practices and rapidly scaling a breakthrough hardware/software tech company.

Founders

Irrigreen's Executive Team

SHANE DYER, CEO. "I am passionate about building companies that are not only successful businesses, but at their heart, strive to leave our planet in a better place."



Stanford University, BS Computer Systems Engineering. **Founder and CEO of Arrayent,** an IoT Platform company that **created more than 60 IoT products** with Whirlpool, Chamberlain and Sylvania, etc. (Exit to Prodea for $37MM) funded by Intel Capital, DCM. Founder and CEO of ActivePhoto.



GARY KLINEFELTER, CTO. "Using ink jet printing techniques to revolutionize the way we put water on plants is my mission. I love the way something so creatively unexpected can change an entire industry for the better."



VP Technology at Fargo (Exit to HID global for **$325MM**), **Developed 20 ink jet printers, 35+ patents. Recognized expert in ink jet printing.** University of Minnesota BS Electrical Engineering, MIT Cert. High Tech Management.



KIM LEVIN, VP Revenue. "I know what it takes to bring new innovation and create traction in the channel. Irrigreen is an amazing opportunity for me to be part of this industry revolution"



VP Sales and Marketing at Poolmaster, **VP Sales and Marketing at Regal.** Deep expertise and 15 years+ in contractor channel sales and marketing



Team



| Shane Dyer | CEO | Stanford University, BS Computer Systems Engineering. Founder CEO of Arrayent IoT Platform company that created more than 60 IoT products with Whirlpool, Chamberlain and Sylvania etc (Exit Prodea $37MM) funded by Intel Capital, DCM, |



| Gary Klinefelter | CTO | |



| Kim Levin | VP Revenue | |

Perks

$900	One free digital sprinkler head with purchase of a system for you or a friend
$2,000	20% discount on any Irrigreen system of your choice + one free sprinkler head with system
$5,000	Small group one hour meeting with Shane (CEO) + 20% discount on system of your choice for you or a friend
$10,000	One hour private meeting with Shane (CEO) + 20% discount on system of your choice for you or a friend
$25,000	Pro-rata rights in future funding rounds + 1 hour private meeting with Shane (CEO) + 20% discount on system of your choice for you or a friend

FAQ

Is Irrigreen's digital sprinkler system only for new installs or can you retrofit old systems?	Yes you can retrofit old systems, in fact about 80% of our business today is retrofit. Most of the existing main line piping can be used and the Irrigreen controller can also control legacy drip or spray valves to reduce the cost.
How are Irrigreen's digital heads programmed to follow the shape of my landscaping?	It's super simple, You click on edit zone shape and there are controls to rotate the head and spray further or shorter. Once you spray to the edge of your landscaping, you save the point and then rotate the sprinkler to a new place you want to water. The digital sprinkler will follow straight lines between the points you set so if you have a curve you want the sprinkler to follow, just put in a few more points and you are done.
Why do I only need one irrigreen sprinkler head per zone?	With Irrigreen's digital heads, you place one head in the center of the zone and it waters evenly to all the edges of the zone. One digital head replaces ~8 mechanical heads and can cover up to 2800 square feet of landscaping.
How many zones can the Irrigreen controller run?	The Irrigreen controller controls up to 16 digital heads and 12 valve (e.g. drip) zones. We also have a commercial Irrigreen 2 controller for larger properties that can control 32 digital heads and 24 valve zones.
How far can an Irrigreen digital head water?	Irrigreen digital heads can throw 25 -35 feet depending on the water pressure.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Irrigreen Inc.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Irrigreen Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $16,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity**

Financing Price”).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the

Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediaryand the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)　　The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.　The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)　　In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.　SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)　　Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)　　There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)　　The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the

Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Edina, Minnesota. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(d)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Irrigreen Inc.

By:
Name: Shane Dyer
Title: CEO
Address: 5250 W 73rd St, Suite I, Edina, MN 55439, United States
Email: dyer@irrigreen.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated _____ between Irrigreen Inc., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder")***. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows: Capitalized terms used but not defined herein shall have their respective meanings set forth in the Crowd SAFE.

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                 LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

IRRIGREEN VIDEO TRANSCRIPT

Hi I'm Shane Dyer the CEO of Irrigreen

the reason we started Irrigreen is that most of our water that goes to our cities right now is used outdoors on the plants we love and the problem is our sprinklers that we have right now overlap and waste a lot of water. My partner Gary Klinefelter has over 35 patents in ink jet printing so we created a digital sprinkler system that prints water instead of spraying it and that means you get the same green lawn but you're using half the water. It's just incredible.

(graphic :approximately 50%)
(graphic: $600 -$1200 per year off water bills in higher water cost areas)

The Irrigreen digital sprinkler head is an intelligent sprinkler head it has software inside the head that helps print the water in the shape of the lawn. It's going to water better because you get a more even coating so you want have those yellow spots in your lawn.

Now that's connected to our controller where we can bring down weather based watering data , individual watering plans for each individual zone in your house and the entire thing is controlled by an app on your phone where it monitors your water usage and give you the ability to learn how to save more.

All these things together is the Irrigreen system they all work together in concert to give you this really easy irrigation system.

Anne London:
We measured the water from our old system to our new system the fact that the new system uses half the water it really makes me feel like I'm doing my part for the planet.

Shane:
This is really important because we are seeing droughts and water is not as plentiful as it was before. In fact in many places like San Diego California the water bills have doubled.

As water becomes more and more precious that ability to put edge intelligence out there and print water instead of spraying it is a complete game changer for the way we irrigate landscape

Anne: This is a really powerful way we can save water but also keep our landscaping looking good.

Shane: In just the united states there is 80 million lawns you think about this across one lawn but thousands of lawns and hundreds of thousands of lawns the amount of water savings we could create (graphic 19 Trillion gallons) that's what gets me up in the morning to make this better and make this company work.

Kim Levin: I feel like we are helping the planet one lawn at a time

Shane: Often times there is a dramatically better way to do something. So we have taken something that's a really kind of fragile very unreliable system and put something much much simpler in the yard. Once you have seen a digital head and you have experienced it you can't go back to using regular mechanical irrigation.

Kim: When more and more people learn about Irrigreen's ability to save water and water their lawns even better the company is going to really take off.

Shane: the fact that we can save money as well as water resources .Irrigreen is going to change the world because you are still going to be able to have these plants, we are just going to water them in a much more intelligent fashion.

With republic we see this amazing opportunity to bring so many people with us on our mission. You get to join us on our mission to save water and change the way the world works. I hope you join us.